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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Northwest Airlines Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

667280408

(CUSIP Number)

10/29/081

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1On October 29, 2008, Nautilus Merger Corporation (“Merger Sub”), a wholly-owned subsidiary of Delta Air Lines, Inc. (“Delta”), merged with and into Northwest Airlines Corporation (“Northwest”) in accordance with the Agreement and Plan of Merger, dated as of April 14, 2008, among Delta, Merger Sub and Northwest. As a result of the Merger, each outstanding share of Northwest common stock (including those shares issuable pursuant to Northwest’s plan of reorganization under Chapter 11) was converted into and became exchangeable for 1.25 shares of Delta common stock and cash in lieu of any fractional shares.

CUSIP No. 667280408

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wayzata Investment Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ( See Item 6)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IA

Item 1.

(a)	Northwest Airlines Corporation
(b)	2700 Lone Oak Pkwy Eagan, MN 55121

Item 2.

(a) - (c) Wayzata Investment Partners LLC

  701 East Lake Street, Suite 300

  Wayzata, MN 55391

  Delaware limited liability company

(d)	Common Stock, no par value
(e)	CUSIP Number: 667280408

Item 3.

(e)	☒ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

Item 4. (a)          0

(b)	0%

(c)(i)	0

(ii)	0

(iii)	0

(iv)	0

Item 5. [do not check the box]

Item 6.	Reporting Person is the registered investment adviser and manager of each of the multiple separate investment funds which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Not applicable

Item 8.	Not applicable

Item 9.	Not applicable

Item 10(a)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 5th day of November, 2008.

Wayzata Investment Partners LLC

By:	/s/ Patrick J. Halloran
Patrick J. Halloran
Member